EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors CarMax, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-100311, 333-127486,  333-135701, 333-152717, 333-160912, and 333-183594) on Form S-8 of CarMax, Inc. of our report dated April 25, 2014, with respect to the consolidated balance sheets of CarMax, Inc. and subsidiaries (the Company) as of February 28, 2014 and 2013, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 2014, and the effectiveness of internal control over financial reporting as of February 28, 2014, which report appears in the February 28, 2014 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Richmond, Virginia

April 25, 2014